Exhibit 99.1

NEWS RELEASE

For More Information Contact:

David E. Fountain
National Processing, Inc.
Phone: 502.315.3311
Fax: 502.315.3535
e-mail: dfountain@npc.net
www.npc.net

For Immediate Release

National Processing Reports Record First Quarter Results

Transaction Volume Up 19% for the First Quarter over Prior Year

Core Revenue and EBITDA Rise 18% and 20%

Louisville, Kentucky, April 17, 2002 – National Processing, Inc. (NYSE: NAP) today reported record net income for the first quarter 2002 of $12.0 million, or $0.23 per diluted share. Core [2] net income, which excludes divested and discontinued operations, was $12.0 million, or $0.23 per diluted share, for the 2002 first quarter, up 13% and 11%, respectively, over comparable 2001 amounts of $10.7 million, or $0.21 per diluted share. Revenue was $109.9 million for the 2002 first quarter, up 18% over comparable 2001 core[2] revenue of $93.0 million. EBITDA (earnings before interest, taxes, depreciation and amortization) was $23.0 million for the 2002 first quarter, up 20% over comparable 2001 core [2] EBITDA of $19.3 million.

Summary Financial Information

(dollars in millions, except per share amounts)

	Quarter Ended March 31		Change Versus Prior Year
	2002	**2001**	
Reported[1]			
Revenue	$109.9	$109.0	1%
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$ 23.0	$ 21.6	7%
EBITDA Margin	21.0%	19.8%	114bps
Earnings Before Interest and Taxes (EBIT)	$ 19.0	$ 16.4	16%
EBIT Margin	17.3%	15.1%	223bps
Net Income	$ 12.0	$ 11.5	4%
Net Income per Share – Diluted	$ 0.23	$ 0.22	3%
Core[2] Business Units			
Revenue	$109.9	$ 93.0	18%
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$ 23.0	$ 19.3	20%
EBITDA Margin	21.0%	20.7%	25bps
Earnings Before Interest and Taxes (EBIT)	$ 19.0	$ 15.2	25%
EBIT Margin	17.3%	16.3%	98bps
Net Income	$ 12.0	$ 10.7	13%
Net Income per Share – Diluted	$ 0.23	$ 0.21	11%

Notes:

Certain amounts may not recompute due to rounding.
(1) Reported amounts for the quarter ended March 31, 2001 include $16.0 million
of revenue and $0.8 million of net income from the Denver collections business
discontinued in March 2001 and the Business Process Outsourcing business unit
sold in August of 2001.
(2) Core is comprised of the Merchant Card Services and Payment Services
businesses. Core excludes the Denver collections business discontinued in
March 2001 and the Business Process Outsourcing business unit sold in August
2001. Core also excludes nonrecurring items.

Summary Financial Highlights

- Merchant Card Services transaction volume reached a record first quarter level. Total merchant transactions processed were 881 million for the quarter, representing a 19% increase over comparable 2001 volume. Organic transaction volume growth, which excludes the impact of the joint venture with ABN AMRO, was 16% for the 2002 first quarter.

- Merchant Card Services dollar volume reached a record first quarter level. Total dollar volume processed was $39.1 billion for the quarter, representing an 18% increase over comparable 2001 volumes. Organic dollar volume growth was 11% for the 2002 first quarter.

- Revenue for Merchant Card Services increased 23% to $104.6 million, a record first quarter level. Organic revenue growth for Merchant Card Services was 11% for the 2002 first quarter.

- Merchant Card Services EBITDA (earnings before interest, taxes, depreciation and amortization) increased 22% to $20.8 million, a record first quarter level.

- Merchant Card Services EBIT (earnings before interest and taxes) increased 26% to $17.2 million, a record first quarter level. For the 13th consecutive quarter, Merchant Card Services EBIT exceeded the comparable prior year quarterly amount by over 25%.

- The Company's balance sheet remained free of debt. As of March 31, 2002, the Company had approximately $155 million of cash and equivalents, which places the Company in a strong position to capitalize on strategic opportunities. Operating cash flow for the quarter was $58.4 million.

- Merchant Card Services recently announced the signing of several new merchant processing contracts including H&R Block, a leading tax preparation company with over 10,000 domestic locations, and Long John Silver's Restaurants Inc., America's largest quick-service seafood chain, with over 1,200 domestic locations. Account retention also remained strong including the renewal of a multi-year processing agreement with Electronic Data Resources, Inc., a leading provider of electronic point-of-sale services, and Hannaford Bros. Co., a New England-based supermarket chain with over 110 locations in the United States.

- There are certain items that impact the comparability of the reported results for the first quarter of 2002 compared to the first quarter of 2001. Effective January 1, 2002, the Company adopted the non-amortization provisions of the new goodwill and intangible assets accounting standard, which resulted in an increase in net income of approximately $0.01 per diluted share for the quarter ended March 31, 2002. In the first quarter 2002, lower interest rates, on a comparable level of invested/liquid assets, led to lower income of approximately $0.03 per diluted share. Further, the 2001 first quarter included $0.02 per diluted share of earnings from businesses that were divested or discontinued in 2001.

President's Comments and 2002 Outlook

"We are extremely pleased to report another outstanding quarter of operating results", stated Thomas A. Wimsett, President and CEO. "Merchant Card Services, which now represents 95% of our company, posted transaction volume and revenue increases of 19% and 23%, respectively, over prior year amounts. Results in this business line continue to significantly outpace our industry."

"We are intensely focused on expanding our market share and are making significant investments in 2002 to ensure we remain the premium service provider in our industry. During the first quarter, four of our largest clients went live on NPC Access 3.0. NPC Access 3.0 is a new web-based merchant accounting and reporting system that greatly expands our merchant's ability to access critical information in a timely and secure fashion. We have also continued to raise the bar in customer service and believe that NPC has reached superior customer service levels unrivaled in our industry. Finally, our investment in a new, state-of-the-art authorization system and the expansion of our existing authorization system, will provide NPC a fully redundant, proprietary authorization platform for credit, debit, and other electronic based payments. This platform will allow us to expand our product offerings in various vertical markets and also provide us with significant in-sourcing opportunities."

The Company is maintaining its previous 2002 annual growth estimates as follows:

	Annual Guidance
Diluted EPS	$1.15-$1.20
Core Revenue Growth	10%-15%
Core EBITDA Growth	14%-20%

A conference call to discuss financial performance and business highlights will be held at 9:00 a.m. ET today hosted by Thomas A. Wimsett, president and chief executive officer, and David E. Fountain, chief financial officer. The call will be open to the public with both media and individual investors invited to participate in a listen-only mode. The conference can be accessed by calling 888.423.3281 (domestic) and 612.332.1213 (international). Participants should plan to dial in approximately 15 minutes prior to the start of the call.

A replay of the live call will be available starting at 2:15 p.m. ET, April 17, 2002 through Midnight ET on April 19, 2002. The replay may be accessed by dialing 800.475.6701 (domestic) and 320.365.3844 (international) and entering access code 624470.

This announcement and Mr. Wimsett's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Additional information concerning factors that could cause actual results to differ materially from those contained in forward-looking statements is available in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission.

About National Processing, Inc.

National Processing, Inc. (NYSE: NAP) through its wholly owned operating subsidiary, National Processing Company (NPC®), is a leading provider of merchant credit card processing. National Processing is 85 percent owned by National City Corporation (NYSE: NCC) (www.nationalcity.com), a Cleveland-based $100 billion financial holding company. NPC supports over 600,000 merchant locations, representing nearly one out of every five Visa® and MasterCard® transactions processed nationally. NPC's card processing solutions offer superior levels of service and performance and assist merchants in lowering their total cost of card acceptance through world-class people, technology, and service. Additional information regarding National Processing can be obtained at www.npc.net.


National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)


Quarter Ended March 31, 2002	Core Results (a)	Non-Core Results (b)	Reported
Revenue	$109,945	$ —	$109,945
Operating expenses	82,304	—	82,304
General and administrative expenses	4,602	—	4,602
Earnings before interest, taxes, depreciation and amortization	**23,039**	**—**	**23,039**
Depreciation and amortization	4,023	—	4,023
Earnings before interest and taxes	**19,016**	**—**	**19,016**
Net interest income	1,035	—	1,035
Income before taxes and minority interest	**20,051**	**—**	**20,051**
Provision for income taxes	7,416	—	7,416
Net income before minority interest	**12,635**	**—**	**12,635**
Minority Interest	587	—	587
Net income	**$ 12,048**	**$ —**	**$ 12,048**
Net income per share — basic	**$ 0.232**	**$ —**	**$ 0.232**
Net income per share — diluted	**$ 0.229**	**$ —**	**$ 0.229**
Weighted average shares — basic			**51,860**
Weighted average shares — diluted			**52,554**
Shares outstanding at end of period			**51,979**

Quarter Ended March 31, 2001	Core Results (a)	Non-Core Results (b)	Reported
Revenue	$92,970	$16,075	$109,045
Operating expenses	69,856	12,002	81,858
General and administrative expenses	3,862	1,713	5,575
Earnings before interest, taxes, depreciation and amortization	**19,252**	**2,360**	**21,612**
Depreciation and amortization	4,078	1,102	5,180
Earnings before interest and taxes	**15,174**	**1,258**	**16,432**
Net interest income	2,024	196	2,220
Income before taxes and minority interest	**17,198**	**1,454**	**18,652**
Provision for income taxes	6,527	586	7,113
Net income before minority interest	**10,671**	**868**	**11,539**
Minority interest	—	—	—
Net income	**$10,671**	**$ 868**	**$ 11,539**
Net income per share — basic	**$ 0.209**	**$ 0.017**	**$ 0.226**
Net income per share — diluted	**$ 0.206**	**$ 0.017**	**$ 0.223**
Weighted average shares — basic			**51,060**
Weighted average shares — diluted			**51,651**
Shares outstanding at end of period			**51,214**

Notes:
(a) Core is comprised of the Merchant Card Services and Payment Services businesses and excludes the businesses noted as non-core in (b) below.
Core also excludes nonrecurring items.
(b) Non-core is comprised of the Denver collections business discontinued in March 2001 and the Business Process Outsourcing business unit sold in August 2001.

Certain items have been reclassified in the Financial Summary for prior periods to conform with the 2002 presentation and had no effect on previously reported net income. Certain amounts may not recompute due to rounding.